CooTek (Cayman) Inc.

11F, T2, No.16 Lane 399 Xinlong Road, Minhang District

Shanghai, 201101

People’s Republic of China

September 22, 2022

VIA EDGAR

Ms. Megan Akst

Ms. Kathleen Collins

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CooTek (Cayman) Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on April 29, 2022 (File No. 001-38665)

Dear Ms. Akst and Ms. Collins,

The Company has received the letter dated September 19, 2022 from the staff of the Securities and Exchange Commission regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”). The Company respectfully submits to request an extension to the deadline for responding to the letter, since additional time is required to gather sufficient information and prepare a thorough response and the Company’s office will be closed from October 1 through October 7, 2022 in celebration of China National Day. The Company will provide its response to the Letter via EDGAR as soon as possible, in any event no later than October 28, 2022.

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the Company’s general legal counsel at yeting.cai@cootek.cn or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom at +86 21 6193 8233 or haiping.li@skadden.com.

Very truly yours,

/s/ Karl Kan Zhang
Karl Kan Zhang
Chairman of the Board of Directors and Chief Technology Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Kelly Yu, Partner, Deloitte Touche Tohmatsu CPA LLP